Exhibit 99.3

Ucommune International Limited

(the “Company”)

FORM OF PROXY FOR SHAREHOLDERS

I/We
Please Print Name(s)
of
Please Print Address(es)

Being (a) shareholder(s) of the Company holding ____________ ordinary shares respectively hereby appoint of
or failing him/her
of

or failing him/her the duly appointed chairman of the EGM (the “Chairman”) as my/our proxy to vote for me/us and on my/our behalf at the extraordinary general meeting of the shareholders of the Company (the “EGM”) to be held at 10 am on February 9, 2026 Beijing time (9 pm on February 8, 2026, U.S. Eastern time) at No. 2 Dongsihuan North Road, Building 1, 4th Floor, Chaoyang District, Beijing, China, and at any adjournment of the EGM. My proxy is instructed to vote on a poll on the resolutions in respect of the matters specified in the Notice of the EGM as indicated below:

Proposals	Please tick “√” or insert the number of shares to be voted for or against or to abstain in the appropriate column below
	FOR	AGAINST	ABSTAIN
1.

By ordinary resolutions to increase and redesignate its authorised share capital from US$600,000 divided into 25,000,000 shares comprising (i) 19,980,000 Class A Ordinary Shares par value US$0.024 per share (the “Class A Ordinary Shares”), (ii) 5,000,000 Class B Ordinary Shares, par value US$0.024 per share (the “Class B Ordinary Shares”), and (iii) 20,000 Series A Preferred Shares, par value US$0.024 per share (the “Series A Preferred Shares”) to US$72,000,000 divided into 3,000,000,000 shares comprising (i) 2,994,000,000 Class A Ordinary Shares, (ii) 3,000,000 Class B Ordinary Shares, and (iii) 3,000,000 Series A Preferred Shares by (a) creation of 2,972,020,000 authorised but unissued Class A Ordinary Shares; (b) creation of 2,980,000 authorised but unissued Series A Preferred Shares; and (c) redesignation of 2,000,000 authorised but unissued Class B Ordinary Shares into 2,000,000 authorised but unissued Class A Ordinary Shares (the “Increase and Redesignation of Authorised Share Capital”).

2.

By ordinary resolutions, to approve

a)    on a date when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as any Director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, a sixteen-in-one reverse share split (the “First Tranche Scenario 1 Split Ratio”) of the Company’s authorized share capital, so that the authorised share capital of the Company will be US$72,000,000 divided into 187,500,000 shares comprising (i) 187,125,000 Class A Ordinary Shares, par value US$0.384 per share, (ii) 187,500 Class B Ordinary Shares, par value US$0.384 per share and (iii) 187,500 Series A Preferred Shares, par value US$0.384 per share. If, following a reverse split at the First Tranche Scenario 1 Split Ratio, the Company would not be in compliance with the continued listing standards of The Nasdaq Capital Market, including but not limited to the minimum publicly held shares requirement (the “Continued Listing Requirement”), the reverse split ratio shall be reduced to twelve-point-five-to-one (the “First Tranche Scenario 2 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 240,000,000 shares comprising (i) 239,520,000 Class A Ordinary Shares, par value US$0.3 per share, (ii) 240,000 Class B Ordinary Shares, par value US$0.3 per share, and (iii) 240,000 Series A Preferred Shares, par value US$0.3 per share; ii) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 2 Split Ratio, the ratio shall be reduced to ten-to-one (the “First Tranche Scenario 3 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 300,000,000 shares comprising (i) 299,400,000 Class A Ordinary Shares, par value US$0.24 per share, (ii) 300,000 Class B Ordinary Shares, par value US$0.24 per share, and (iii) 300,000 Series A Preferred Shares, par value US$0.24 per share; iii) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 3 Split Ratio, the ratio shall be reduced to eight-to-one (the “First Tranche Scenario 4 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 375,000,000 shares comprising (i) 374,250,000 Class A Ordinary Shares, par value US$0.192 per share, (ii) 375,000 Class B Ordinary Shares, par value US$0.192 per share, and (iii) 375,000 Series A Preferred Shares, par value US$0.192 per share; iv) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 4 Split Ratio, the ratio shall be reduced to five-to-one (the “First Tranche Scenario 5 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 600,000,000 shares comprising (i) 598,800,000 Class A Ordinary Shares, par value US$0.12 per share, (ii) 600,000 Class B Ordinary Shares, par value US$0.12 per share, and (iii) 600,000 Series A Preferred Shares, par value US$0.12 per share; and v) If non-compliant with the Continued Listing Requirement at the First Tranche Scenario 5 Split Ratio, the ratio shall be reduced to four-to-one (the “First Tranche Scenario 6 Split Ratio”), so that the authorised share capital of the Company will be US$72,000,000 divided into 750,000,000 shares comprising (i) 748,500,000 Class A Ordinary Shares, par value US$0.096 per share, (ii) 750,000 Class B Ordinary Shares, par value US$0.096 per share, and (iii) 750,000 Series A Preferred Shares, par value US$0.096 per share. The reverse split effected at the final compliant ratio determined by this process is referred to herein as the “First Reverse Split;”

b)   subsequently following the First Reverse Split, on a date when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, a five-in-one reverse share split (the “Second Tranche Scenario 1 Split Ratio”) of the Company’s authorized share capital. If, following a reverse split at the Second Tranche Scenario 1 Split Ratio, the Company would not be in compliance with the Continued Listing Requirement, the reverse split ratio shall be reduced to two-in-one (the “Second Reverse Split”);

c)   subsequently following the Second Reverse Split, on a date when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, a five-in-one reverse share split (the “Third Tranche Scenario 1 Split Ratio”) of the Company’s authorized share capital. If, following a reverse split at the Third Tranche Scenario 1 Split Ratio, the Company would not be in compliance with the Continued Listing Requirement, the reverse split ratio shall be reduced to two-in-one (the “Third Reverse Split”); and

d)   subsequently following the Third Reverse Split, on a date when the closing market price per the Company’s Class A Ordinary Share is less than US$1.00, or on such date as any director or chief executive officer of the Company deems advisable and may determine in his or her absolute discretion, a five-in-one reverse share split (the “Fourth Tranche Scenario 1 Split Ratio”) of the Company’s authorized share capital. If, following a reverse split at the Fourth Tranche Scenario 1 Split Ratio, the Company would not be in compliance with the Continued Listing Requirement, the reverse split ratio shall be reduced to two-in-one.

3.

By special resolutions that:

The proposed fourth amended and restated memorandum and articles of association of the Company (the “Fourth Restated MAA”), the form of which is annexed as Exhibit A to the notice of EGM be adopted in their entirety and in substitution for and to the exclusion of the existing memorandum and articles of the Company with effect immediately after the Increase and Redesignation of Authorised Share Capital taking effect.

By ordinary resolutions that:

The Fourth Restated MAA and these resolutions be filed to the Registrar of Companies in the Cayman Islands.

If you have appointed more than one proxy, please specify in the voting boxes above the number of shares in respect of which each proxy is entitled to exercise the related votes. If you do not complete this information, the first person listed above shall be entitled to exercise all the votes in relation to the relevant resolution.

Signed:
Name:
Date:

In the case of joint holders the
senior holder (see note 4 below) should sign.
Please provide the names of all other
joint holders:_________________________________________

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE EGM IN PERSON OR COMPLETE AND SEND IN THIS FORM APPOINTING A SPECIFIC PROXY.

1.      A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the EGM is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairman will be appointed as your proxy.

2.      Any standing proxy previously deposited by a shareholder with the Company will be voted in favour of the resolutions to be proposed at the EGM unless revoked prior to the EGM or the shareholder attends the EGM in person or completes and returns this form appointing a specific proxy.

3.      Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete, sign and return this form of proxy in accordance with these instructions. To be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at the offices of Equiniti Trust Company, LLC, C/O DFX Logistics 1 United Lane, Teterboro, NJ, 07608, Attention: Proxy Operation, or send copies of the foregoing by email to Proxy@astfinancial.com marked for the attention of Proxy Operation, as soon as possible and in any event not later than the close of business on February 5, 2026, Eastern time, for holding the relevant meeting or any adjourned meeting. Returning this completed form of proxy will not preclude you from attending the relevant meeting(s) and voting in person if you so wish.

4.      If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

5.      If this form is returned without an indication as to how the proxy shall vote, the proxy will exercise his/her discretion as to whether he/she votes and if so how.

6.      This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorised for that purpose.

7.      Any alterations made to this form must be initialed by you.

8.      A proxy may only vote on a poll.

9.      Two or more holders of shares which carry not less than one-half of all votes attaching to shares in issue and entitled to vote at the EGM, present in person or by proxy or, if a corporate or other non-natural person, by its duly authorised representative, shall constitute a quorum.

10.    In accordance with Article 78 of the Articles of Association of the Company, the chairman, if any, of the Board of Directors shall preside as chairman at every general meeting of the Company. The current chairman of the Company is MAO Daqing, thus he shall preside as the chairman of the EGM.

11.    A shareholder holding more than one share as of the Record Date (as defined below) entitled to attend and vote at the EGM need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

12.    In accordance with Article 14 of the Articles of Association of the Company, the Board of Directors has established the close of business on January 8, 2026, Eastern time (the “Record Date”), as the record date for determining shareholders entitled to notice of, and to vote at, the EGM and any adjournments or postponements thereof.

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